                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   AVERT, INC.
                          ----------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    053596102
                                  ------------
                                 (CUSIP Number)

                            Thomas H. Maxfield, Esq.
                              Baker & Hostetler LLP
                              303 East 17th Avenue
                                   Suite 1100
                           Denver, Colorado 80203-1264
                                 (303) 861-0600
                      -------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 14, 2001
                      --------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule  13d-1(e),  13d-1(f) or 13d-1(g),  check the following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including  all  exhibits.  See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No.  053596102                                                           2

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above person
          Automatic Data Processing, Inc.
          (22-1467904)
 ................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   X
          (b)
 ................................................................................
     3.   SEC Use Only
 ................................................................................
     4.   Source of Funds: PF,OO
 ................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)
 ................................................................................
     6.   Citizenship or Place of Organization: United States of America
 ................................................................................
  Number of     7.    Sole Voting Power:  246,825
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:  100,064 (1)
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  246,825
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  100,064 (1)
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
          346,889
 ................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

 ................................................................................

     13.  Percent of Class Represented by Amount in Row (11): 10.6%

 ................................................................................

     14.  Type of Reporting Person  IN
 ................................................................................
--------------------
(1)     These shares are owned by the wife of Mr. Suppos

                                                                               3

Item 1.  Security and Issuer.

          The class of equity securities to which this Statement on Schedule 13D
(the "Statement")  relates is the common stock, without par value (defined above as the "Common Stock"),  of Avert, Inc., a Colorado  corporation (the "Issuer").
The  principal  executive  offices of the Issuer  are  located at 301  Remington
Street, Ft. Collins, Colorado 80204.

Item 2.  Identity and Background.

          (a)-(c),  (f).  This  Statement  is  filed  by  Dean A.  Suposs  ("Mr.
Suposs").  Mr.  Suposs'  principal  occupation  is serving as  President  of the
Issuer.  Mr. Suposs'  business  address is 301 Remington  Street,  Ft.  Collins,
Colorado 80204. Mr. Suposs is a citizen of the United States of America.

          (d) During the last five years, Mr. Suposs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years,  Mr.  Suposs has not been a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          Prior to 1990,  the Issuer  granted to Mr. Suposs  100,064  shares for services he had rendered. Mr. Suposs transferred these shares to his wife, Betsy
Suposs ("Mrs. Suposs").

          Mr.  Suposs  purchased  6,825 shares of Common Stock at various  times between July 8, 1994 and  September  15, 2000 for per share prices  ranging from
$5.25 to $20.62. Mr. Suposs used his personal funds to purchase these shares.

          As compensation for Mr. Suposs'  services with the Issuer,  the Issuer granted Mr. Suposs options under the Avert,  Inc. 1994 Stock Incentive Plan that currently are exercisable for 240,000 shares of Common Stock.

Item 4.  Purpose of Transaction.

          Mr.  Suposs  and Mrs.  Suposs  hold their  shares of Common  Stock for investment purposes.

Item 5.  Interest in Securities of the Issuer.

          (a), (b) Mr. Suposs  beneficially owns 346,889 shares of Common Stock,
including  100,064  shares  held  by  Mrs.  Suposs.   Accordingly,   Mr.  Suposs
beneficially  owns 10.6% of the  outstanding  Common Stock.  Mr. Suposs has sole voting and dispositive  power with respect to 246,825 shares of Common Stock and shared  voting and  dispositive  power with respect to 100,064  shares of Common
Stock.

                                                                               4

          Mrs.  Suposs   beneficially  owns  100,064  shares  of  Common  Stock.
Accordingly, Mrs. Suposs beneficially owns approximately 3.1% of the outstanding
Common Stock.  Mrs. Suposs has shared voting and dispositive  power with respect to 100,064 shares of Common Stock.

          Mrs. Suposs is a citizen of the United States whose principal business address is 1526 Remington  Street,  Fort Collins,  Colorado 80524.  Mrs. Suposs'
principal occupation is interior design.

          (c) Mr.  Suposs has not  effected  any  transactions  in the  Issuer's
Common Stock during the past 60 days.

          (d) Mrs.  Suposs  has the right to  receive or the power to direct the receipt of dividends  from, or the proceeds from the sale of,  100,064 shares of
Common  Stock  reported  herein  as  beneficially  owned by Mr.  Suposs.  To the knowledge of Mr. Suposs and except as provided in the foregoing  sentence,  only
Mr.  Suposs  has the right to  receive  or the power to direct  the  receipt  of dividends  from,  or the  proceeds  from the sale of, the shares of Common Stock reported herein as beneficially owned by Mr. Suposs.

          (e) Paragraph (e) of Item 5 is inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

          Mr.  Suposs  and the  Issuer  entered  into  an  Option  Agreement  in connection with the Avert,  Inc. 1994 Stock Incentive Plan. The Option Agreement
grants options to Mr. Suposs and sets forth the number of shares of Common Stock for which those options may be exercised,  the terms and  conditions  upon which those options vest and the purchase price of the shares of Common Stock that are issuable upon exercise of those options.

Item 7.  Material to be Filed as Exhibits.

          Not applicable.

                                                                               5

                                    SIGNATURE

          After  reasonable  inquiry  and to my best  knowledge  and  belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  June 14, 2001

                                     /s/ Dean A. Suposs
                                     --------------------------------
                                     Dean A. Suposs